

December 15, 2011

Via E-mail
Ofir Paz
Chief Executive Officer
InspireMD, Inc.
3 Menorat Hamaor St.
Tel Aviv, Israel 67448

> **Re:** **InspireMD, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 1, 2011**
> **File No. 333-174948**

Dear Mr. Paz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Events, page 2

1.   Please reconcile the disclosure in the second paragraph of this section regarding an estimated fee of approximately $10 million with the estimated fee of $6,994,456 mentioned in section 5(a) of the clinical trial services agreement filed as exhibit 10.42.

Customers, page 42

2.   We note your response to prior comment 5. Please disclose the "certain sales minimums" mentioned in the first paragraph of this section. Also, reconcile the disclosure in the fourth paragraph of this section regarding options to purchase 8,116 shares for each $100,000 in sales with section 3.8 of exhibit 10.39 which provides options to purchase 1,000 shares for each $100,000 in sales.

<u>Summary Compensation Table, page 47</u>

3.   Please expand this section to include your supplemental response to prior comment 6 regarding how you determined the option award in 2010 for Mr. Bar. Also, tell us the basis for the statement in your response concerning "Mr. Bar's relatively low salary as compared to other executives of the Company" given the salaries disclosed in the table on page 47.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Rick A. Werner, Esq.